Exhibit 19.1

FLUENT, INC.

INSIDER TRADING POLICY

Updated October 27, 2025

This Insider Trading Policy (the “Policy”) provides guidelines to employees, officers, directors and consultants (collectively, “Covered Individuals” or “you”) of Fluent, Inc. (“Fluent” or “we”) regarding transactions in Fluent Securities (as defined below). We have adopted this Policy to help prevent insider trading and to assist Covered Individuals in complying with their obligations under the federal securities laws. Each Covered Individual is individually responsible for understanding and complying with this Policy.

Federal and state securities laws prohibit the purchase or sale of a company’s securities by anyone who is aware of material information about that company that is not generally known or available to the public. These laws also prohibit anyone who is aware of Material Nonpublic Information (as defined below) from disclosing this information to others who may trade in Fluent Securities. Companies and their controlling persons may also be subject to liability if they fail to take reasonable steps to prevent insider trading by company personnel.

It is important that you understand the breadth of activities that constitute illegal insider trading and its consequences, which can be severe and include possible civil and criminal liability as well as potential disciplinary action by Fluent, which may include termination of employment. You may have to forego a proposed transaction in Fluent Securities even if you planned to make the transaction before learning of Material Nonpublic Information and even though you believe you may suffer an economic loss or forego anticipated profit by waiting. Covered Individuals who have anticipated needs for liquidity from their Fluent Securities should strongly consider adopting a Rule 10b5-1 Plan in accordance with the section of this Policy titled “Rule 10b5-1 Plans.”

Cases have been successfully prosecuted against trading by associates through foreign accounts, trading by family members and friends, and trading involving only a small number of shares. Both the U.S.

Securities and Exchange Commission (the “SEC”) and the Financial Industry Regulatory Authority (“FINRA”) investigate and are very effective at detecting insider trading. Both the SEC and the U.S. Department of Justice pursue insider trading violations vigorously.

Applicability of Policy

This Policy applies to all transactions in Fluent Securities, including common stock, restricted stock, restricted stock units, options and warrants to purchase common stock and any other debt or equity securities Fluent may issue from time to time, such as bonds, preferred stock and convertible debentures, as well as to derivative securities relating to Fluent Securities, whether or not issued by Fluent, such as exchange-traded options (collectively referred to as “Fluent Securities”).

This Policy applies to all employees, officers and directors of Fluent. It also applies to family members, which includes spouses, children (including adopted children and stepchildren), grandchildren, siblings, parents, grandparents and any in-laws with whom you share a household or whose transactions are subject to your influence or control (collectively referred to as “Family Members”).

This Policy also applies to any entities that you influence or control, including any corporations, partnerships or trusts (collectively referred to as “Controlled Entities”). Control is presumed to exist if you are a director or executive officer of such an entity or if you beneficially own more than 10% of such entity’s voting securities. Transactions by these Controlled Entities should be treated for the purposes of this Policy and applicable securities laws as if they were for your own account.

This Policy also imposes specific blackout period and pre-clearance procedures on all Covered Individuals and on officers, directors and certain other designated employees who receive or have access to Material Nonpublic Information regarding Fluent and/or are subject to the reporting provisions and trading restrictions of Section 16 of the Securities Exchange Act of 1934 (the “Exchange Act”).

Definition of Material Nonpublic Information

It is not possible to define all categories of material information. Such a determination depends on the facts and circumstances unique to each situation and cannot be made solely based on the potential financial impact of the information. However, information should be regarded as material if there is a substantial likelihood that it would be considered significant to a reasonable investor in making an investment decision to buy, hold or sell securities. Any information that, if disclosed, could be expected to affect the market price of Fluent Securities, whether such information is positive or negative, should be considered material. Because scrutinized trades will be evaluated after the fact with the benefit of hindsight, questions as to the materiality of particular information should be resolved in favor of materiality, with trading accordingly avoided.

While it may be difficult under this standard to determine whether particular information is material, there are various categories of information that are particularly sensitive and, generally, should always be considered material. Examples of such information may include:

•	Financial results;
•	Projections of future earnings or losses;
•	Impending or proposed merger, acquisition or tender offer;
•	Impending or proposed acquisition or disposition of significant assets;
•	Actions of regulatory agencies;
•	Impending or proposed acquisition or disposition of a subsidiary;
•	Impending bankruptcy or financial liquidity problems;
•	Gain or loss of a significant customer or supplier;
•	Stock splits and stock repurchase programs;
•	New equity or debt offerings;
•	Significant litigation exposure due to actual or threatened litigation;
•

A significant cybersecurity incident, such as a data breach, or any other significant disruption in Fluent’s operations or loss, potential loss, breach or unauthorized access of its property or assets, whether at its facilities or through its information technology infrastructure; and

•	Changes in senior management.

Information should be considered nonpublic if it has not been disclosed in Fluent’s reports filed with the SEC, has not been the subject of a widely disseminated press release or has not been widely reported in the media.

This Policy refers to information that is both material and nonpublic as “Material Nonpublic Information.”

General Policy

It is Fluent’s policy to oppose the unauthorized disclosure of any nonpublic information acquired in the workplace, the use of Material Nonpublic Information in securities trading and any other violation of applicable securities laws.

Specific Policies

Trading on Material Nonpublic Information. Covered Individuals, Controlled Entities and Family Members shall not engage in any transaction involving a purchase or sale of Fluent Securities, including any offer to purchase or sell Fluent Securities (other than pursuant to a trading plan in accordance with the section of this Policy titled “Rule 10b-5-1 Plans”), during any period commencing with the date that they possess Material Nonpublic Information and ending at the close of business on the second Trading Day (as defined below) following the date of public disclosure of that information, or until that nonpublic information is no longer material. As used in this Policy, the term “Trading Day” means a day when national stock exchanges are open for trading. If, for example, Fluent were to make an announcement while markets are open on a Monday, Covered Individuals may not trade in Fluent Securities until Wednesday.

Tipping. Covered Individuals may not disclose (“tip”) Material Nonpublic Information to any person who is not authorized to have access to such information, whether or not you derive any benefit from someone else’s actions, and may not make recommendations or express opinions as to trading in Fluent Securities when he or she is aware of Material Nonpublic Information.

Confidentiality of Nonpublic Information. Nonpublic information relating to Fluent is Fluent’s property and the unauthorized disclosure of such information is forbidden.

Mandatory Guidelines

Trading Blackout Period. To ensure compliance with this Policy and applicable federal securities laws, and to avoid even the appearance of trading based on inside information, Fluent requires that all Covered Individuals, Controlled Entities, and Family Members refrain from buying or selling Fluent Securities during the Blackout Periods established below. Each of the following periods will constitute a “Blackout Period”:

Quarterly Blackout Period. Each quarterly Blackout Period begins on the fifteenth calendar day of the last month of each fiscal quarter (i.e., March 15th, June 15th, September 15th and December 15th) and ends at the close of business on the second Trading Day following the date of public disclosure of the financial results for such fiscal quarter (which is generally 30 to 75 days after the end of such quarter). If public disclosure occurs on a Trading Day before the markets close, then that day is considered the first Trading Day. If public disclosure occurs after the markets close on a Trading Day, then the following day is considered the first Trading Day.

Special Blackout Period. In addition to the Blackout Periods described above, Fluent may announce “special” Blackout Periods from time to time. Typically, this will occur when there are nonpublic developments that may be considered material for insider trading law purposes, such as, among other things, developments relating to regulatory proceedings or a major corporate transaction. Depending on the circumstances, a “special” Blackout Period may apply to all Covered Individuals or only a specific group of officers, directors and employees (“Designated Insiders”). The Insider Trading Compliance Officer (as defined below) will provide notice to such Designated Insiders subject to a “special” Blackout Period. Any person made aware of the existence of a “special” Blackout Period should not disclose the existence of the “special” Blackout Period to any other person. The failure of Fluent to designate a person as being subject to a “special” Blackout Period will not relieve that person of the obligation not to trade while aware of Material Nonpublic Information. Individuals informed of a Special Blackout Period must keep its existence confidential.

As used in this Policy, the term “Blackout Period” shall mean all periodic Blackout Periods and all “special” Blackout Periods announced by Fluent.

For purposes of this Policy, “Insider Trading Compliance Officer” means the Fluent officer, employee or advisor designated from time to time by Fluent to administer and oversee compliance with this Policy, including granting pre-clearance for trades and reviewing Rule 10b5-1 Plans. Fluent may update or delegate this responsibility at its discretion.

The purpose behind the Blackout Period is to help establish a diligent effort to avoid any improper transactions. Trading in Fluent Securities outside a Blackout Period should not be considered a “safe harbor,” and all Covered Individuals should use good judgment at all times. Even outside a Blackout Period, any person possessing Material Nonpublic Information concerning Fluent should not engage in any transactions in Fluent Securities until such information has been known publicly for at least two Trading Days after the date of announcement. Although Fluent may from time to time impose special Blackout Periods, because of developments known to Fluent and not yet disclosed to the public, each person is individually responsible at all times for compliance with the prohibitions against insider trading.

Pre-clearance of Trades. Fluent has determined that all executive officers and directors (“Designated Insiders”), as well as their Family Members and Controlled Entities, must refrain from trading in Fluent Securities, unless they first comply with Fluent’s “pre-clearance” process. Designated Insiders should contact Fluent’s Insider Trading Compliance Officer at least two (2) business days prior to commencing any trade in Fluent Securities. The Insider Trading Compliance Officer will complete a pre-clearance checklist in the form attached as Exhibit A to this Policy, and where appropriate, will give written permission for the transaction in the form attached as Exhibit B to this Policy. The written permission will expire at the earlier of (a) the close of trading on the second Trading Day following the date of written permission or (b) the start of the next Blackout Period. Accordingly, pre-clearance should only be requested when there is an intention to execute the trade immediately following receipt of written permission. Although the Insider Trading Compliance Officer will endeavor to review requests as quickly as possible, under certain circumstances the clearance procedure may take more than two (2) business days.

This pre-clearance requirement applies to all transactions in Fluent Securities, including but not limited to stock plan transactions (such as option exercises), gifts, transfers to a trust or any other transfer.

The Insider Trading Compliance Officer may deny a request for any reason.

Fluent may also find it necessary, from time to time, to require compliance with the pre-clearance process from employees who are not otherwise designated as Designated Insiders.

Rule 10b5-1 Plans. The restrictions in this Policy on purchases, sales, or other transactions involving Fluent Securities do not apply to transactions conducted under a written plan that complies with this Policy and Rule 10b5-1 of the Exchange Act (“Rule 10b5-1 Plan”). A Rule 10b5-1 Plan may serve as an affirmative defense to liability for insider trading if the individual demonstrates that trades were made under a pre-existing, properly adopted plan entered into in good faith and not while aware of Material Nonpublic Information. Rule 10b5-1 is a complicated rule that requires sophisticated planning and should not be relied upon without the advice of one’s own legal counsel or personal financial adviser.

Trades in Fluent Securities that are executed pursuant to an approved trading plan are not subject to the trading prohibitions in this Policy, including Blackout Periods or pre-clearance requirements. However, Section 16 Insiders (as defined below) remain subject to the short-swing profit liability provisions of Section 16 of the Exchange Act, and their Rule 10b5-1 Plans must be structured to ensure compliance.

Trading plans may not be instituted, amended or terminated, and deviations from such plans may not be made during a Blackout Period or at a time when a Covered Individual is aware of Material Nonpublic Information. Any amendment or termination of an approved trading plan requires the advance approval of the Insider Trading Compliance Officer. Section 16 Insiders must provide prompt notice to the Insider Trading Compliance Officer of all transactions under trading plans to facilitate filings required under Section 16(a) of the Exchange Act. Such filings are generally due within two (2) business days of a trade.

All Rule 10b5-1 Plans must also satisfy the following conditions:

(1)

Certification: Include a certification that at the time of the adoption of the Rule 10b5-1 Plan: (1) you are not aware of Material Nonpublic Information about Fluent or Fluent Securities; and (2) you are adopting the Rule 10b5-1 Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5.

(2)

Cooling-Off Periods: Transactions under a Rule 10b5-1 Plan adopted by any Section 16 Insider shall not commence until the later of: (a) 90 days after the adoption of the Rule 10b5-1 Plan or (b) two business days following the disclosure of Fluent’s financial results in a Form 10-Q or 10-K for the fiscal quarter in which the Rule 10b5-1 Plan was adopted (“Cooling-Off Period”). Notwithstanding the above, the maximum Cooling-Off Period is 120 days. With respect to other officers and employees, a Rule 10b5-1 Plan shall commence no earlier than thirty (30) days following the execution of the Rule 10b5-1 Plan.

(3)	Multiple Plans: Covered Individuals may not maintain multiple overlapping Rule 10b5-1 Plans for the same class of Fluent Securities.
(4)	Single-Trade Arrangements: A Covered Individual may not rely on the affirmative defense provided by Rule 10b5-1 for more than one single-trade Rule 10b5-1 Plan during any consecutive 12-month period.
(5)	All Covered Individuals must adopt and operate Rule 10b5-1 Plans in good faith.

Fluent reserves the right to bar any transactions in Fluent Securities, even those pursuant to trading plans previously approved, if the Insider Trading Compliance Officer, legal department or Fluent’s Board of Directors, in consultation with legal counsel, determines that such a bar is appropriate under the circumstances.

Individual Responsibility. Every Covered Individual has the individual responsibility to comply with this Policy against insider trading, regardless of whether a transaction is executed outside a Blackout Period or is pre-cleared by Fluent. The restrictions and procedures set forth in this Policy are intended to help avoid inadvertent instances of improper insider trading, but appropriate judgment should always be exercised by each Covered Individual in connection with any trade in Fluent Securities.

Certain Exceptions

Vesting of Restricted Stock or Settlement of Performance Stock Units. This Policy does not apply to the automatic deduction of shares from your restricted stock or performance stock unit accounts to satisfy minimum statutory tax withholding obligations when restricted stock vests or performance stock units settle. This Policy does apply, however, to any open market sale of vested shares.

Stock Options Exercises. The exercise of stock options under Fluent’s stock option plans (but not the sale of the underlying stock) is exempt from this Policy. However, this Policy does apply to any sale of stock as part of a broker-assisted “cashless” exercise of an option, or any market sale for the purpose of generating the cash needed to pay the exercise price of an option.

Employee Stock Purchase Plan (ESPP). This Policy does not apply to purchases of Fluent stock under an ESPP in accordance with elections made at the time of enrollment in such plan. This Policy also does not apply to purchases of Fluent stock resulting from lump sum contributions to an ESPP, provided that the participant elected to participate by lump-sum payment at the beginning of the applicable enrollment period. This Policy does apply to a participant’s election to participate in an ESPP, any election to increase or decrease participation, and any sale of Fluent stock purchased under the plan. Covered Individuals may not make or change ESPP elections while in possession of Material Nonpublic Information.

Transactions Not Involving a Purchase or Sale. Bona fide gifts are not transactions subject to this Policy. However, Covered Individuals may not make gifts of Fluent Securities while in possession of Material Nonpublic Information during a Blackout Period. This prohibition applies regardless of the donor’s belief as to the recipient’s intentions to sell the gifted securities. Further, transactions in mutual funds that are invested in Fluent Securities are not transactions subject to this Policy.

Other Limited Exceptions.

A transaction otherwise prohibited under this Policy may be permitted with the advance written approval of the Insider Trading Compliance Officer, provided that all material information concerning Fluent has been publicly disclosed or is known by both parties to the proposed transaction. This type of approval is intended to be used only in unusual circumstances, and Covered Individuals should not assume that such an approval will be granted even if the pre-conditions to such approval are satisfied.

Applicability of Policy to Inside Information Regarding Other Companies

This Policy and the guidelines described herein also apply to Material Nonpublic Information relating to other companies, including Fluent’s customers, vendors or suppliers (“Business Partners”), when that information is obtained in the course of employment with, or rendering of services by or on behalf of, Fluent. Civil and criminal penalties, and termination of employment, may result from trading on inside information regarding Fluent’s Business Partners. All Covered Individuals should treat Material Nonpublic Information regarding Fluent’s Business Partners with the same care required with respect to information related directly to Fluent.

Section 16 Liability - Directors and Officers

Certain officers and all directors of Fluent (“Section 16 Insiders”) must also comply with the reporting obligations and short-swing profit restrictions set forth in Section 16 of the Exchange Act.

Short-Swing Profits. Any officer or director who purchases and sells Fluent Securities within a six-month period must disgorge all profits to Fluent, regardless of whether these transactions were based on, or the Section 16 Insider had access to, Material Nonpublic Information. The receipt of stock or stock options under Fluent’s stock plans, the exercise of options and the receipt of stock under Fluent’s ESPP, dividend reinvestment plan or 401(k) plan are not deemed purchases for Section 16(b) short-swing profit disgorgement purposes. However, the subsequent sale of any such shares shall be deemed a sale for these purposes.

Short Sales. Short sales of Fluent Securities (i.e., the sale of a security that the seller does not own) are prohibited by both Section 16(c) of the Exchange Act and this Policy. Short sales may signal to the market that the seller lacks confidence in Fluent’s prospects and reduce the insiders’ incentive to seek to improve Fluent’s performance.

Publicly Traded Options. Transactions in puts, calls or other derivative securities, on an exchange or in any other organized market, are prohibited. Such trades are, in effect, a bet on the short-term movement of Fluent’s stock and therefore create the appearance of trading based on inside information. Transactions in options also may focus the insider’s attention on short-term performance at the expense of Fluent’s long-term objectives. Option positions arising from certain types of hedging transactions are governed by the section below captioned “Hedging or Monetization Transactions.”

Hedging or Monetization Transactions. Hedging transactions and all other forms of monetization such as zero-cost collars, forward sale contracts or similar arrangements are prohibited. Such transactions would allow insiders to retain ownership of the covered securities without the full risks and rewards of ownership, which may misalign their interests with the interests of Fluent and its shareholders.

Margin Accounts and Pledges. Covered Individuals may not hold Fluent Securities in a margin account nor pledge Fluent Securities as loan collateral, as a forced sale of such securities pursuant to a margin sale or foreclosure sale may occur at a time when the insider possesses Material Nonpublic Information or is subject to a Blackout Period.

Market Limit Orders. Covered Individuals may not place open-ended or standing market limit orders for Fluent Securities, as such orders could be executed at a time when trading is prohibited. Only short-duration limit orders that automatically expire prior to the commencement of a Blackout Period are permitted. Designated Insiders subject to pre-clearance requirements are subject to the additional restriction that they may not enter any market limit order for Fluent Securities except market limit orders that expire within the time allowed for trading after receiving written permission to trade from the Insider Trading Compliance Officer. This paragraph does not, however, apply to Rule 10b5-1 Plans. (See “Rule 10b5-1 Plans” above.)

Post-Termination Transactions

The portions of this Policy relating to trading while in possession of Material Nonpublic Information and the use or disclosure of that information continue to apply to transactions in Fluent Securities even after termination of employment or association with Fluent. If you are in possession of Material Nonpublic Information when your relationship with Fluent terminates, you may not trade in Fluent Securities until that information has become public or is no longer material. Covered Individuals also remain subject to Fluent’s policies regarding the safeguarding of confidential information.

If a Covered Individual’s relationship with Fluent terminates during a Blackout Period, such Covered Individual will continue to be subject to this Policy, and specifically to the ongoing prohibition against trading, until the end of the Blackout Period, or, if determined to be earlier by the Insider Trading Compliance Officer, in its sole discretion, the commencement of trading on the second Trading Day following public announcement of the last Material Nonpublic Information of which a Covered Person is aware. To enforce this requirement, Fluent may issue stop-transfer instructions to its transfer agent.

Communications with the Public

Fluent is subject to the SEC’s Regulation FD, which requires “fair disclosure” of Material Nonpublic Information by prohibiting selective disclosure. Fluent has established procedures for releasing material information in a manner that is designed to achieve broad public dissemination of the information immediately upon its release, including limitations on who can make such disclosures. Employees who inadvertently disclose any Material Nonpublic Information should immediately advise the legal or compliance contact so Fluent can assess its obligations under Regulation FD and other applicable securities laws.

Inquiries

Please direct questions as to any of the matters discussed in this Policy to Fluent’s legal department at the following address:

Fluent, Inc.

Legal Department

300 Vesey Street, 9th Floor,

New York, NY 10282

Telephone: (646) 669-7272

E-mail: legal@fluentco.com

Certifications

All Covered Individuals must certify their understanding of, and intent to comply with, this Policy. Please return the enclosed certification immediately to:

Fluent, Inc.

Legal Department

300 Vesey Street, 9th Floor,

New York, NY 10282

EXHIBIT A

INSIDER TRADING COMPLIANCE PROGRAM - PRE-CLEARANCE CHECKLIST

Individual Proposing to Trade:
Insider Trading Compliance Officer Representative:
Proposed Trade:
Date:

Trading Window. Confirm that the trade will not be made during a Blackout Period. ☐

Section 16 Compliance.

Confirm, if the individual is a Section 16 Insider, that the proposed trade will not give rise to any potential liability under Section 16 as a result of matched past (or intended future) transactions.

Confirm that a Form 4 has been or will be completed and will be filed within two (2) business days of the trade. ☐

Prohibited Trades. Confirm that the proposed transaction is not a short sale, put, call, hedge, standing market limit order or other prohibited transaction. ☐

Rule 144 Compliance. To the extent applicable confirm that:

The current public information requirement has been met. ☐

Shares to be sold are not restricted or, if restricted, the holding period has been met. ☐

Volume limitations are not exceeded (confirm the individual is not part of an aggregated group). ☐

The manner of sale requirements have been met. ☐

The Notice on Form 144 has been completed and filed. ☐

Rule 10b-5 Concerns. Confirm that:

The individual has been reminded that trading is prohibited while aware of Material Nonpublic Information regarding Fluent. ☐

The Insider Trading Compliance Officer has discussed with the individual any information known to the individual or the Insider Trading Compliance Officer that might be considered material, so that the individual and the Insider Trading Compliance Officer can make an informed judgment as to the individual’s awareness of Material Nonpublic Information. ☐

HSR Concerns: Confirm that the transaction does not require the purchaser to make or amend an HSR filing. ☐

Signature of Insider Trading Compliance Officer Representative

EXHIBIT B

PERMISSION TO TRADE

_________ is hereby permitted to buy/sell [circle one] shares of the common stock of Fluent, Inc.

[Include the following if sales are to be made by affiliates pursuant to Rule 144. The securities must be sold in a broker’s transaction, and you may not solicit or arrange for the solicitation of an order to buy the securities you are selling, or make any payment in connection with the offer and sale to any person other than the broker who executes an order to sell the securities.]

The permission to buy/sell will expire on the close of trading on _________, 20__.

Very truly yours,

Signature of Insider Trading Compliance Officer Representative